                                                                FILE NO. 0-25322


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              For September 3, 2003


                        GENSCI REGENERATION SCIENCES INC.
               ---------------------------------------------------
               (Translation of the registrant's name into English)


                          Suite 1000 - 1235 Bay Street
                    ----------------------------------------
                    (Address of principal executive offices)


                         Toronto, Ontario M5R 3K4 CANADA
                         -------------------------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                         Form 20-F        |X|        Form 40-F         |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                         Yes              |X|        No                |_|

                           Rule 12g-3-2(b) #: 82-2803

                GENSCI ANNOUNCES SECOND QUARTER FINANCIAL RESULTS


IRVINE, CALIFORNIA AND TORONTO, ONTARIO, SEPTEMBER 3, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The Orthobiologics Technology Company(TM), today announced a net loss for the quarter ended June 30, 2003 of $209,725 ($0.00 per share loss) compared with a net loss for the quarter ended June 30, 2002 of $477,877 ($0.01 per share loss). The decrease in net loss from the prior year's quarter was primarily due to the decrease in litigation verdict costs and related legal fees that was partially offset by the increase in the Company's research and development investment. Both three-month periods generated positive income from operations.

The Company reported a net loss for the six months ended June 30, 2003 of $294,135 ($0.01 per share loss) compared with a net loss for the six months ended June 30, 2002 of $1,080,979 or ($0.02 per share loss). The decrease in net loss for the six month period ended June 30, 2003 from the prior year's six month period was primarily due to decreased litigation verdict costs and related legal fees. Both six-month periods generated positive income from operations.

"We are proud to announce another quarter with positive income from operations," said Douglass Watson, President and CEO. "The increase in the U.S. dollar second quarter revenue compared to 2002 demonstrates the market place's acceptance of our second generation products."

Revenues for the quarter ended June 30, 2003 in U.S. dollars were $5.9 million compared to $5.6 million for the same quarter in 2002, for an increase of 6% in total U.S. dollar revenue. In Canadian dollars revenues for the quarter ended June 30, 2003 were $8.3 million compared to $8.8 million for the same quarter in 2002. The 5% decrease in revenues, based on Canadian dollars, mainly reflects the impact in exchange rates for the U.S. dollar as compared to the same period in 2002.

Revenues for the six months ended June 30, 2003 in U.S. dollars were $11.5 million compared to $11.7 million for the same six-month period in 2002, for a decrease of 2% in total revenue. In Canadian dollars revenues for the six months ended June 30, 2003 were $16.7 million compared to $18.5 million for the same six-month period in 2002. The 10% decrease in revenues, based on Canadian dollars, mainly reflects the change in exchange rates for the U.S. dollar as compared to the same period in 2002.

The main event of the second quarter was the June 3, 2003 announcement of the intended merger of IsoTis SA (SWX/Euronext Amsterdam: ISON) with GenSci OrthoBiologics, a wholly owned subsidiary of GenSci Regeneration Sciences Inc. The companies expect to issue a joint press release later this week to announce the publication of the Information Circular in connection to the merger, and the next steps until the conclusion of the transaction. In addition, on August 26, 2003 the U.S. Bankruptcy Court approved the GenSci OrthoBiologics Disclosure Statement and set the confirmation hearing for the Plan of Reorganization for October 14, 2003. If the Plan is confirmed on this date, GenSci OrthoBiologics should effectively exit Chapter 11 by the end of October 2003.



Financial statements will be available on www.sedar.com and the Company's web site www.gensciinc.com.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures, and markets biotechnology-based surgical products for orthopedics, neurosurgery, and oral maxillofacial surgery.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the Company's ability to continue operations as a going concern, finalize a legal settlement agreement, emerge from Chapter 11, and successfully launch new products. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the Company's annual report.

                                      # # #
                                      -----

For additional information please visit GenSci's web site:  www.gensciinc.com

Peter Ludlum                               Louis G. Plourde
Chief Financial Officer                    Investor Relations
GenSci Regeneration Sciences Inc.          GenSci Regeneration Sciences Inc.
(949) 855-7154                             (800) 561-2955
E-mail:  peterl@gensciinc.com              E-mail:  lplourde@gensci-regen.com

                        GenSci Regeneration Sciences Inc.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]
                                   [Unaudited]


                                                       Three Months ended June 30,     Six months ended June 30,
                                                           2003            2002           2003           2002
                                                            $               $               $              $
------------------------------------------------------------------------------------------------------------------

REVENUES                                                    8,318,505       8,768,009     16,674,139    18,462,803

OPERATING EXPENSES
Cost of sales                                               3,057,026       2,886,902      6,056,829     6,372,387
Marketing, general, and administrative                      4,021,837       4,637,329      8,380,000     9,530,260
Research and development                                      866,827         557,730      1,522,411     1,415,349
------------------------------------------------------------------------------------------------------------------
                                                            7,945,690       8,081,961     15,959,240    17,317,996
------------------------------------------------------------------------------------------------------------------
Income before the following                                   372,815         686,048        714,899     1,144,807

Interest income                                                 6,115          16,474         14,063        37,131
Interest expense                                              (11,645)        (12,441)        (4,197)      (27,411)
Amortization                                                 (115,067)       (211,572)      (308,216)     (434,039)
Reorganization costs                                         (231,683)       (417,900)      (467,392)     (670,036)
                                                                        -------------                  -----------
Arrangement Agreement related expenses                       (222,741)             --       (222,741)           --
                                                                        -------------                  -----------
Reserve for litigation verdict                                 (7,519)       (538,486)       (20,551)   (1,131,431)
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                      (209,725)       (477,877)      (294,135)   (1,080,979)

Deficit, beginning of period                             (105,539,023)   (102,219,875)  (105,454,613)  (97,630,903)
Adjustment for change in accounting policy                         --              --             --    (3,985,870)
------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                   (105,748,748)   (102,697,752)  (105,748,748) (102,697,752)
------------------------------------------------------------------------------------------------------------------
NET LOSS PER SHARE
Basic and diluted                                              ($0.00)         ($0.01)        ($0.01)       ($0.02)
------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                             52,575,781      52,574,459     52,575,120    52,574,459
------------------------------------------------------------------------------------------------------------------

                          GenSci Regeneration Sciences Inc.
                           CONSOLIDATED BALANCE SHEETS
                                [in Canadian dollars]



                                                           As at            As at
                                                          June 30,       December 31,
                                                           2003              2002
                                                             $                 $
--------------------------------------------------------------------------------------
                                                         [unaudited]
ASSETS
CURRENT
Cash and cash equivalents                                   2,214,441        3,282,836
Short-term investments                                             --           90,000
Accounts receivable, net                                    4,129,493        3,846,821
Other receivable                                                   --          175,000
Processing costs and inventory, net                         6,718,730        6,085,960
Prepaid expenses and deposits                                 390,549          879,175
--------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       13,453,213       14,359,792

Restricted cash                                               753,896          856,534
Capital assets, net                                         1,078,772        1,379,834
Goodwill                                                      469,828          469,828
Intangible assets, net                                        137,255          142,402
--------------------------------------------------------------------------------------
                                                           15,892,964       17,208,390
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT
Accounts payable and accrued liabilities                    3,998,180        3,648,788
Unearned Income                                               539,000               --
Obligations under
    capital lease                                              34,574          126,600
--------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES NOT SUBJECT TO                    4,571,754        3,775,388
    COMPROMISE
Current liabilities subject to compromise                  27,910,697       32,627,785
--------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                  32,482,451       36,403,173
--------------------------------------------------------------------------------------
SHAREHOLDERS' DEFICIENCY
Capital stock                                              80,853,120       80,846,320
Contributed Surplus                                         4,529,185        4,434,549
Deficit                                                  (105,748,748)    (105,454,613)
Cumulative translation account                              3,776,956          978,961
--------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' DEFICIENCY                            (16,589,487)     (19,194,783)
--------------------------------------------------------------------------------------
                                                           15,892,964       17,208,390
--------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                        GENSCI REGENERATION SCIENCES INC.
                                        ---------------------------------
                                           (REGISTRANT)


Date: 09-03-03                             /s/ Peter B. Ludlum
                                           -----------------------
                                           Peter B. Ludlum
                                           Chief Financial Officer